COVER LETTER

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON

8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW

SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

August 27, 2014

Securities and Exchange Commission

Attn:  Tia L. Jenkins, Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Westgate Acquisitions Corporation

Amendment No. 1 to

Form 10-K for Year Ended December 31, 2013 (Filed April 14, 2014)

SEC File No.  000-53084

Dear Ms. Jenkins:

In response to your letter dated July 31, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Westgate Acquisitions Corporation (“Westgate” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 1 to the Annual Report on Form 10-K is being filed concurrently with this letter.  The Company has made certain revisions to Amendment No. 1 in response to the Staff’s comments as described below.

Form 10-K for the Year Ended December 31, 2013

History, Page 3

Comment 1.

We note your disclosure of your claims locations as located in Sections 15, 15, 21, 22, T * S, R 15 E. Please amend your filing and correct the section and township descriptions.

Response to Comment 1:  The claims locations set forth in the second paragraph under the “History” subheading on page 3, have been revised to identify the actual mining claims acquire from Blue Cap Development Corp. Please note that the initial agreement with Blue Cap identified certain other claims located in the vicinity of the claims ultimately acquired by the Company at the closing.  These other claims, known as the “Lemitar Property”, were inadvertently identified in the original version of the Form 10-K  under the “History of Claims” heading on page 5 as located in Sections 6,T 1 S, R 1 E and are the subject of your comment 2 below. During the time between the initial signing of the agreement with Blue Cap and the closing, the parties negotiated the transfer of certain other claims known as the “Capitan Property”.  When drafting the Form 10-K, there was some confusion between the properties which lead to identifying the properties as the Lemitar Property instead of the Capitan Property.  For additional information, please see our response to comment 2.

Securities and Exchange Commission

Attn:  Tia L. Jenkins, Senior Assistant Chief Accountant

August 27, 2014

History of Claims, page 5

Comment 2.

We note your disclosure of your claims locations as located in Sections 6, T 1 S, R 1 E. Please modify your filing and correct the section, range, and township descriptions. In addition please provide cross references for the claims CAP 3-10 as noted on your map to those claims renamed as LEM 1-8.

Response to Comment 2:  Discussion of the Lemitar Property was inadvertently included under the “Exploration of Properties” heading on page 4 and “History of Claims” heading on page 5 of the original Form 10-K.  The initial agreement with Blue Cap provided for the Company to acquire the Lemitar property, which is in close proximity to the Capitan Property with similar history and geology. At the closing of the agreement, the Capitan Property was substituted for the Lemitar property, however, in drafting the Form 10-K, the description of the Lemitar Property was mistakenly substituted for a discussion of the Capitan Property. We have revised disclosure under the “Exploration of Properties” heading and “Terrain” subheading on page 4 and the “History of Claims” heading on page 5 to provide a full and complete discussion of the Capitan Property. The location, terrain and geology of both the Capitan and Lemitar properties is similar.  Also, the map of the properties on page 5 correctly identified the Capitan Property and claims and need not be revised.

History of Claims, page 6

Comment 3.

We note you describe your company as a development stage company here in this section and elsewhere in your filing. The terms development and production are defined in Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development stage should be utilized to characterize companies which have not progressed to the production stage but which are engaged in preparing reserves for production. The term production stage should be utilized to characterize companies, which are engaged in commercial, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined in Industry Guide 7, it appears that you should amend your filing and remove terms indicating that you have progressed beyond the exploration stage, such as develop, development stage, and production, which appear elsewhere in your filing. These terms should be replaced, as needed, with terms such as explore or exploration. This includes the term development stage appearing in the Financial Statement head notes and footnotes. You may refer to Instruction 1 to paragraph (a) of Industry Guide 7 if you require further clarification or guidance.

Response to Comment 3:  We have revised reference to the Company as a “development stage company” to an “exploration stage company” throughout the document and have removed all references to development or production of minerals. Such terms have been replaced with terms such as explore or exploration. We have also revised the headnotes and footnotes to the financial statements to read an “exploration stage company.”

Comment 4.

In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7 and include the total area of your claims.

Response to Comment 4:  We have added language to the end of the second paragraph under the “History” subheading on page 3 to indicate that the Company has no known mineral reserves and its proposed studies of the claims is exploratory in nature.  We have included similar disclosure under the “Property Location and Description” subheading on page 5 and in the third paragraph under the “Plan of Operations” heading on page 7. We have also added the total area of the Company’s claims under the “Property Location and Description” subheading.

Securities and Exchange Commission

Attn:  Tia L. Jenkins, Senior Assistant Chief Accountant

August 27, 2014

Comment 5.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response to Comment 5:  The Company has engaged Minex Exploration to preform preliminary geologic assessment of its properties.  The second paragraph under the “Geology” subsection on page 5 includes a description of the sampling and analytical procedures used in making the initial determination of the property. Presently, the Company has not developed any Quality Assurance/Quality Control (QA/QC) protocols for its exploration program

Nature of Business, page 20

Comment 6.

We note you state that your company was organized on September 8, 1999, under the laws of the State of Delaware in this section. This statement conflicts with your statement on page 3 and the filings cover. Please modify your filing and correct this discrepancy.

Response to Comment 6: Please advised that Note 1 to the financial statements incorrectly referred to the Company as being organized in Delaware where in fact the Company is a Nevada corporation.  Note 1 has been revised to correctly refer to the Company as a Nevada corporation.  Additionally, the reference to the Company in Note 1 as a “development stage company” has been changed to an “exploration stage company”.

Certifications

Exhibit 32.1

Comment 7.

We note you have filed a Section 906 certification for the year ended December 31, 2012. Please amend your Form 10-K to file the Section 906 certification for the year ended December 31, 2013.

Response to Comment 7:  Please be advised that the Section 906 certification included as Exhibit 32.1 incorrectly referred to the Form 10-K as for the period ended December 31, 2012.  This has been revised to December 31, 2013.

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In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

Please review Amendment No. 1 to the Company’s Form 10-K annual report for the year ended December 31, 2013. Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with copies to the Company at wico@xmission.com and queenbee@xmission.com.

Yours truly,

/S/

Leonard E. Neilson

Leonard E. Neilson

:ae

Attachments

Attachment No. 1

WESTGATE ACQUISITIONS CORPORATION

2681 East Parleys Way

Suite 204

Salt Lake City, Utah 84109

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

To whom it may concern:

In connection with the response of Westgate Acquisitions Corporation (the “Company”) to the SEC letter dated July 31, 2014, SEC File No. 000-53084, the Company hereby acknowledges that:

●

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Westgate Acquisitions Corporation

By:   /S/     GEOFF WILLIAMS

Its:

Chief Executive Officer